ARTICLES OF AMENDMENT
TO AMENDED AND RESTATED ARTICLES OF INCORPORATION
OF
VERSO TECHNOLOGIES, INC.
     The undersigned, Juliet M. Reising, Executive Vice President, Chief Financial Officer, Secretary and Treasurer of Verso Technologies, Inc., a Minnesota corporation (the “Corporation”), hereby certifies that:
     1. The name of the Corporation is Verso Technologies, Inc., a Minnesota corporation.
     2. Section 3.1 of the Corporation’s Amended and Restated Articles of Incorporation has been amended by the Corporation’s Board of Directors pursuant to resolutions adopted at a duly called and held meeting of the Corporation’s Board of Directors held on September 22, 2005 to read in its entirety as follows:
“3.1 This corporation shall have the authority to issue an aggregate of sixty million (60,000,000) shares of Common Stock, each with $0.01 par value per share. Such shares shall be designated as this corporation’s “Common
Stock.”
     3. The foregoing amendment has been adopted in accordance with the requirements of, and pursuant to, Chapter 302A of the Minnesota Statutes.
     4. The foregoing amendment was adopted pursuant to Section 302A.402, Subd. 3 of the Minnesota Statutes in connection with a combination, or reverse split, of the Corporation’s common stock.
     5. The foregoing amendment will not adversely affect the rights or preferences of the holders of outstanding shares of any class or series of the Corporation and will not result in the percentage of authorized shares of any class or series of the Corporation that remains unissued after such combination exceeding the percentage of authorized shares of that class or series that were unissued before the combination.
     6. The combination giving rise to the foregoing amendment concerns a one-for-five (1-for-5) reverse split of the common stock of the Corporation. Such combination is being effected as follows:
     (a) At 12:01 a.m., Central Time, on October 11, 2005 (the “Effective Time”), each share of common stock, par value $0.01 per share, of the Corporation outstanding as of the
Effective Time (the “Pre-Split Common Stock”) will be automatically reclassified and converted, without further action on the part of the holder thereof, into one-fifth (1/5)

of a share of common stock, par value $0.01 per share (the “Post-Split Common Stock”), of the Corporation (the “Reverse Split”); and
(b) In settlement of fractional shares which may arise as a result of the Reverse
Split, each holder of Pre-Split Common Stock as of the Effective Time who would otherwise be entitled to receive a fractional share of Post-Split Common Stock as a result of the Reverse
Split will have no further interest as a shareholder in respect of such fractional share and, in lieu thereof, will be entitled to receive, upon the surrender of the certificate(s)
representing such fractional share, such amount as is received with respect to such fractional share by the Corporation, which will arrange for the disposition of all such fractional shares held by those shareholders entitled to them.
     7. The foregoing amendment and the Reverse Split shall be effective at 12:01 a.m., Central Time, on October 11, 2005.
     IN WITNESS WHEREOF, these Articles of Amendment have been executed by the undersigned as of this 7th day of October, 2005.

VERSO TECHNOLOGIES, INC.
By:	/s/ Juliet M. Reising
	Name:	Juliet M. Reising
Its: Executive Vice President, Chief Financial Officer, Secretary and Treasurer